Exhibit 23.1

Consent Of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (File Nos. 333-226130, 333-211788, 333-186533, 333-136316, and 333-239476) and Form S-3 (File No. 333-231705) of our reports dated March 15, 2021 on (i) the consolidated financial statements of Medallion Financial Corp. and subsidiaries as of December 31, 2020 and 2019 and for each of the three years in the three-year period ended December 31, 2020 and on the selected financial ratios and other data for the year ended December 31, 2018; and (ii) the effectiveness of internal control over financial reporting as of December 31, 2020; all of which appear in the Annual Report on Form 10-K of Medallion Financial Corp. for the year ended December 31, 2020.

/s/ Mazars USA LLP

Edison, New Jersey

March 15, 2021